Trupal media, inc.
1205 Lincoln Avenue
Suite 220
Miami Beach, FL 33139
April 8, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Bernard Nolan

Re:          Trupal Media, Inc.
Registration Statement on Form S-1, Filed January 5, 2016
File No. 333-208862

Ladies and Gentlemen:

We, Trupal Media, Inc. (the “Company”) are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) relating to the issuance by the Company of 2,485,129 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated February 1, 2016 regarding your review of the Registration Statement, which was filed with the Commission on January 5, 2016.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

Prospectus Summary, page 5

1.
Please expand your summary to more clearly convey the nature of your business and the status of your operations. Briefly describe your Cleo’s Casino application, your plans for increasing its revenue generation, and what you have accomplished to date in furtherance of those plans. Furthermore, disclose your substantial dependence on related parties for the application’s content, maintenance, and growth.

We have expanded on the nature and status of our operations, including adding a more detailed description of Cleo’s Casino application. We have also address plans for increasing revenues and our dependence upon related parties’ applications as part of our over all growth.

2.
We note that you have approximately $15,000 in cash and expect to incur approximately $25,000 in expenses in connection with this secondary offering. Furthermore, you indicate that the shortfall will be funded by you in the second paragraph on page 40. Please revise to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources and alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period. Please also add a risk factor that highlights this information.

We have addressed the issues in regards to any short comings that may arise for capital shortages and how we intend to address them. We have also added a risk factor that we believe is a sufficient disclosure on the matter.

3.	You state that your common stock will likely be a penny stock when, in fact, it will be a penny stock. Please revise.

We have amended accordingly.

4.
We note on page 15 that Series A preferred stock is outstanding and you will own approximately 99% of the voting power of your outstanding capital stock as a result. Please revise to disclose this fact.

We have amended accordingly.

Summary Financial Information, page 6

5.	You indicate that your financial statements for the period ended September 30, 2015, were audited. Please revise to reflect that your interim financial statements were not audited.

This has been corrected. Also, please note that we have updated the financials for the current reporting period.

Statements of Operations Information, page 6

6.
Please revise the net loss for the six months ended September 30, 2015, to equal the amount presented on page F-15, which is $1,778,321. Also, revise to include brackets around total operating expenses for the six months ended September 30, 2014, to be consistent with the format for the six months ended September 30, 2015.

This has been corrected. Also, please note that we have updated the financials for the current reporting period.

Risk Factors, page 8

7.
We note that you not only are the company’s sole officer and director but also own or control other entities with which the company transacts. Please add a risk factor that addresses the conflicts of interest inherent in this arrangement and how they will be resolved.

We have added a risk factor we believe to be relevant and sufficient disclosure.

“Any failure or significant interruption in our network could impact . . . ,” page 9

8.
You state that third parties control some elements of your network that would require significant time to replace. If these relationships are based on contracts, please tell us what consideration you gave to filing such contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determined that your business is not substantially dependent on any such contract, please explain how you arrived at that conclusion.

These are standard contracts from service providers in the software development space.  We have expanded on our disclosure, but we do not believe these contracts arise to the requirements of 601(b)(10)(ii)(B).

“Our quarterly operating results are volatile and difficult to predict . . . ,” page 13

9.	We note that you use acronyms to identify certain metrics that your industry uses to evaluate performance. As they may not be readily understandable, please revise to reflect the full terms.

We have provided the full names represented by the acronyms.

“If we do not file a Registration Statement on Form 8-A . . . ,” page 16

10.
You state that you will file periodic reports for 12 months following effectiveness of this registration statement, including a Form 10-K for the year ended June 30, 2016, if effective before then. Revise to clarify your reporting obligations if you do not register your common stock under Section 12 of the Exchange and are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. We also note that you refer to June 30 as your fiscal year-end when you state elsewhere in the filing that your fiscal year-end is March 31. Please revise.

We have added language to better describe the risks related to a suspension of reporting obligations.

“Shareholders may be diluted significantly through our efforts to obtain . . . ,” page 17

11.
You state that you have no committed source of financing other than the line of credit, which evidently is explained in another section of the prospectus. In this regard, we note your disclosure on page 40 that you, and the entities that you own or control, have funded the company in the past and have informally agreed to advance funds to the company in connection with this offering, as they are needed. Please tell us whether the line of credit refers to the informal agreement. If so, please reconcile and revise to more clearly define the committed source of financing. If not, please disclose the material terms of the line of credit in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We have clarified that this is a verbal commitment by Mr. Palexis as an informal agreement without defined terms.

Plan of Distribution; Terms of the Offering, page 20

12.
Please revise to identify the persons who have voting or investment control over the securities that will be sold by business entities. We refer you to Item 507 of Regulation S-K and Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

We have added the persons having voting or investment control over those entities as requested.

Description of Business

Company Overview, page 25

13.
We note that you cite to three industry background sources, which appear on page 47 of the prospectus. Please provide us with the relevant portion of the Morgan Stanley research report that you cite. To expedite our review, please clearly mark the report to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus and tell us whether it was prepared for you. Furthermore, we note the uniform resource locator (URL) for two of the sources. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.

We have generally revised to better reflect the business of the Company and have removed superfluous information that we do not believe informs the shareholder.

Current Operations, page 26

14.
We note the charts that depict your performance over the initial months of operation from April 2014 to January 2015. Please expand these charts to include operational data on subsequent periods up to the last completed month.

We have updated our charts to reflect more current information.

15.
We note your disclosure regarding purchasing users here and elsewhere in the filing. Please revise to clarify the definition of a purchasing user acquisition and provide us with an explanation of the distinction between the charts depicting purchasing users and purchasing players, if any.

We have amended throughout defining a “purchasing user” as a party purchasing one or more in app purchases.

Channels of Distribution, page 34

16.
You indicate that your application is currently available through Facebook and that it has not yet been launched on other platforms including Apple, Google, and Amazon. In this regard, we note your disclosures throughout that Facebook is the primary distribution channel, as well as the notes to the audited financial statements under the captions “Online Game” and “Cost of Revenue” on pages F-7 and F-8 that indicate distribution of the application on the Apple, Google, and Amazon. Please reconcile or advise. If your application is not currently available on the Apple, Google, and Amazon platforms, please also remove the images of their logos to eliminate any confusion.

We have removed all references to current operations focusing on Apple, Google and Amazon, however, in regards to projected expansion we have included these are references for target markets for growth.

Patents, Trademarks, Licenses, Agreements or Contracts, page 36

17.	We note the significance of your patents and licenses. Please revise to disclose the duration of any material patents and licenses in accordance with Item 101(h)(4)(vii) of Regulation S-K.

We have not patented technology. We have removed references to the same.  In addition, we have expanded on the nature of our licensing rights sufficient to meet the requirements of Item 101(h)(4)(vii) of Regulation S-K.

Employees and Consultants, page 37

18.
You disclose the related parties on which you are dependent for the operation and growth of your application. Please disclose whether the company has any employees in addition to you pursuant to Item 101(h)(4)(xii) of Regulation S-K. If there are no additional employees, please review and revise other areas of the prospectus to remove any implication that you have other employees.

We have added appropriate disclosures to be in compliance with Item 101(h)(4)(xii).  Specifically, we have disclosed that the Company does not currently have any employees besides Mr. Palexis.

Research and Development Activities and Costs, page 37

19.
You state that you expect to incur increasing research and development expenses on an annual basis for the foreseeable future. On page 39, however, you state that you have no plans to undertake any product research and development during the next 12 months. Please reconcile.

We have reconciled.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 39

20.
Please expand your disclosure to provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline and discuss each step you plan to take toward increasing revenue and your anticipating funding source for each step. You should also disclose specific cost estimates and financing plans. In this regard, discuss the approximate amount of funds that you will need to raise until you achieve profitability and any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

We have provided a more detailed description of the actions and timing of planned operations over the next year as well as added a discussion regarding anticipated costs and plans for acquiring additional capital for implementation.

Results of Operations, page 39

21.
Please revise to include a discussion of the metric regarding the retention rate of monetized users that you refer to throughout the prospectus, which appears to be necessary to an understanding of the results of operations. Refer to Item 303(a) of Regulation S-K.

We have provided an explanation of the metrics used to determine retention rates.

Liquidity and Capital Resources, page 40

22.	Please revise this section to clearly indicate the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.
We have added additional disclosures regarding minimum capital requirements for the next 12 months, including a more detailed discussion of potential use of proceeds.

Certain Relationships and Related Transactions, page 46

23.
You state that the financial statements for the period ended September 30, 2015, were audited and that there were no shareholder loans from inception until that date. We note that your interim financial statements were not audited and that you have received shareholder loans, as indicated in the immediately preceding and succeeding subsections. Please revise.

We have revised to accurately disclose not that there were shareholder loans, but advances made by Mr. Palexis.

24.
Please disclose the transaction in which you transferred ownership of the application to the company, as disclosed in Note 6 on page F-10. Consider combining this with the fourth transaction that is listed, which concerns the settlement of the debt associated with the transfer by issuance of Series A Preferred stock. Please also file the relevant purchase agreement as an exhibit to your registration statement. If the transfer of ownership of the application was not based on a formal agreement, please include a relevant risk factor. Refer to Items 404(d) and 601(b)(10) of Regulation S-K.

There was no formal agreement transferring ownership of the application to the Company.  We have added a relevant risk factor as such.

25.
Please disclose the loan that you are making to the company for the fees associated with this offering, as indicated in the second paragraph on page 40. Furthermore, we note the loan that you made to the company in the sixth transaction that is listed. For the two loans noted above, please also file exhibits. Refer to Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Per our previous response, we have amended our disclosure to properly state that this is an advance and not a loan.

26.	We note that you have a server rental agreement with Virtu Citi LLC in the fifth transaction listed. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K or advise.

We did not have a formal written agreement with Virtu City LLC, however we incurred monthly charges of $1,500 with respect to the server rental costs during our firest year of operations up to and including March 31, 2015.  Thereafter we have established direct accounts with third party service providers.

27.	Please disclose the issuance of 200,000 shares of common stock to your brother, as disclosed in the table on page 20. Refer to Item 404(d) of Regulation S-K.

We have added a disclosure regarding Mr. Palexis’ brother and his purchase of 200,000 shares.  However, Demitris Nicolas Palexis has no direct involvement in the day to day operations of the Company or in any way exercises control over the Company.

Where You Can Find More Information, page 47

28.	Please revise your disclosure to fully reflect the information provided in Item 101(h)(5)(iii) of Regulation S-K, including your internet address.

Although we believe our disclosure to be sufficient under Item 101(h)(5)(iii), we have added more specific details in regards to the times and room number where documents may be found. We have also added the website address of the Company, but it should be noted that a website is not required to be in operation and that Item 101(h)(5)(iii) merely “encourages” the disclosure of an issuer’s website.

Audited Financial Statements

Statements of Operations, page F-4

29.
We note from disclosure elsewhere in the filing that your date of inception is March 14, 2014. Please revise the column heading for the period ended March 31, 2014, to indicate that the period is from the date of inception (March 14, 2014) through March 31, 2014. This comment also applies to your statements of cash flows and the accompanying audit report, which currently references the year ended March 31, 2014.

We have revised the column heading accordingly.

Notes to Audited Financial Statements
Note 6 – Related Party Transactions, page F-10

30.
We note that you purchased the flagship social gaming application “Cleo’s Casino” from the president of the company at a cost of $2,472,661, which you appear to have expensed immediately. Please revise to disclose the transaction date, discuss the impact on your statement of operations and explain the timing of the expense charge to software development costs. Refer to ASC 850-10-50-1.b.

We have updated Note 4 in reference to your comment.

Part II – Information Not Required in Prospectus, page 49

31.	Please furnish the information required by Item 702 of Regulation S-K.

We have added appropriate language consistent with the requirements of Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page 49

32.
We note your disclosure that the May 2015 offering was generally exempt from registration under Regulation S. Please revise to explain your reliance on Regulation S in accordance with Item 701(d) of Regulation S-K.

We have disclosed that the Company’s reliance on Regulation S was based upon the fact that the offer for shares were made outside of the United States to non-US residents.

Exhibits

33.	Please file a copy of the articles of incorporation in the proper searchable format. We refer you to Rules 301 and 304 of Regulation S-T.

We have included the articles of incorporation in a searchable format.

34.	We note that the subject line of Exhibit 5.1 refers to a different company. Please revise or advise.

Counsel has revised their opinion and we have included the same as Exhibit 5.1.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at your convenience.

Very truly yours,

/s/ Panayis Palexis
Panayis Palexis, President
Trupal Media, Inc.